May 23, 2011

VIA EDGAR AND FEDEX

Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	HCP, Inc.
Form 10-K for the year ended December 31, 2010
File Number: 001-08895

Dear Mr. Telewicz:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 10, 2011. For your convenience, we have reprinted (in italics) and addressed the Staff’s comment in three subsections below. Our responses are in regular print. References to “we” or “our” in this response are to HCP, Inc.

Form 10-K for the year ended December 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

(12) Commitments and Contingencies, page F-30

Please tell us whether or not HCP was a party to the management agreements between the tenants and Sunrise. If not a party, please tell us how the tenant can obligate HCP without agreeing to the terms.

Response: We are not a principal party to the management contracts; however, separate agreements exist between HCP, the Tenants and Sunrise, which stipulate that we agreed that each management contract, and the associated rights and benefits afforded to Sunrise under such contracts (herein referred to as non-disturbance rights), would not be terminated or disrupted in any respect except in accordance with the terms of the management contracts (e.g., if Sunrise defaults under the terms of the management contracts).

Securities and Exchange Commission

Robert Telewicz

May 23, 2011

We are also unclear from your response how you were able to conclude that it was essential to terminate the management agreements in order to obtain the lease agreements with Emeritus. Explain to us whether the non-disturbance rights in the management agreements specifically prohibited the company from leasing the properties to a new tenant.

The non-disturbance rights contained in the management contracts do not specifically prohibit us from leasing the facilities to a new tenant. However, through negotiations, we found that prospective tenants would not agree to execute a lease with similar or at-market terms, if they were encumbered by the management contracts where Sunrise would continue as the facilities operator. Therefore, we determined that, as a practical matter, it was not possible for us to execute a new lease with a replacement tenant/operator without first terminating the existing Sunrise management contracts. We determined through this process that potential tenants, if they were encumbered by the management contracts, would not agree to execute a lease with similar or at-market terms, given that Sunrise would continue as the facilities operator.

Lastly, please tell us how management determined that the tenants were VIEs and that Sunrise was the primary beneficiary and why that enables management to view these entities as one entity.

We concluded that the equity investment at risk of the Tenant entities, which are parties to the lease agreements with HCP, is not sufficient to permit the entities to finance their operating activities without additional subordinated financial support (i.e., these entities are thinly capitalized).

The management contracts, among other things, provide Sunrise the exclusive right to control facility level rental rates, operating expenses, and the renewal of all necessary licenses and permits to operate the facilities. We concluded that these day-to-day operating activities, which are protected by the non-disturbance rights contained in the management contracts, give Sunrise the power to direct the activities that most significantly impact the economic performance of the underlying facilities and the Tenant entities. Further, the terms of the management contracts in each case are subject to longer terms than the in-place lease agreements between HCP and the Tenant entities.

As a result of our conclusion that the Tenant entities are VIEs and that Sunrise is the primary beneficiary of the Tenant entities, we believe that Sunrise should consolidate the Tenant entities and, accordingly, the operations of the underlying facilities. This conclusion allows us to view Sunrise and the Tenant entities “as one”. Although we believe that our view of Sunrise and the Tenant entities supports our conclusion for the treatment of the payment to Sunrise, we do not believe that this view is critical to our conclusion to treat the payment to Sunrise as an initial direct leasing cost of the executed lease agreement with Emeritus.

Securities and Exchange Commission

Robert Telewicz

May 23, 2011

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5120.

Very truly yours,

/s/ Scott A. Anderson

Scott A. Anderson
Senior Vice President and
Chief Accounting Officer
(Principal Financial Officer)

cc:	J. Alberto Gonzalez-Pita
Jose M. Castro
Troy E. McHenry